December 9, 2016
Via EDGAR and Federal Express

Mr. Jason Langford
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          Tengasco, Inc. (“Tengasco” or the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed November 21, 2016
File No. 333-214149

Dear Mr. Langford:

The Company is in receipt of the comment letter dated December 2, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Second Amended Registration Statement”).  In connection therewith, the Company has filed via EDGAR Amendment No. 3 to Registration Statement on Form S-1 (the “Third Amended Registration Statement”), which incorporates the changes made in response to the Comment Letter, as well as certain other updated information.

The Company submits this letter in response to the Comment Letter.  For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.  For the Staff’s convenience, we have included with this letter a “redlined” copy of the Third Amended Registration Statement showing all changes to the filing since the filing of the Second Amended Registration Statement.

Responses to SEC Comments

Registration Statement on Form S-1

General

1.
Your amended filing continues to exclude certain information not excludable under Securities Act Rule 430A.  You also deleted references on the prospectus cover page and elsewhere to the number of shares subject to the subscription rights, despite the guidance that CDI 227.02 (Securities Act Rules) provides.  See https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.  Therefore, we reissue prior comment 2.  You may use brackets to identify information that is subject to change prior to effectiveness.

Mr. Jason Langford
December 9, 2016

Response:  As the Staff suggests, Rule 430A of the Securities Act of 1933, as amended (the “Securities Act”) provides, “The form of prospectus filed as part of a registration statement that is declared effective may omit information with respect to the public offering price, . . . amount of proceeds, . . . and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date. . . .”  The Company has revised the disclosure in response to the Staff’s comment, including noting the number of shares subject to the subscription rights, certain parameters around the expected expiration date of the offering, and the approximate number of shares expected following the offering.  Please see the front and back cover pages of the prospectus and pages 3–4, 7–10, 21, 23 and 26–29 of the enclosed redlined Third Amended Registration Statement.  Information that was left blank regarding the subscription price, gross and net proceeds, expected mailing date of the final prospectus, expiration date and as adjusted capitalization table for completion of the offering will be included in the final prospectus of the registration statement.

Material U.S. Federal Income Tax Consequences, page 29

Tax Consequences to U.S. Holders, page 31

2.
We note your response to our prior comment 4, and your revised disclosures, and we reissue the comment.  Among other things, we note that you repeat several times in the prospectus that the receipt and exercise of the subscription rights “generally should not be taxable under U.S. federal income tax laws.”  You also state at page 31 that the application of Section 305 is “very complex and subject to uncertainty.”  One of the sections of Staff Legal Bulletin No. 19 (CF) cited in prior comment 4 indicates that an example of material tax consequences (requiring an opinion) is when such consequences “are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision.”  See Staff Legal Bulletin 19 at Section III.A.2, including footnote 39.

Response:  In response to the Staff’s comment, the Company has revised the disclosure and has filed an opinion of tax counsel as an exhibit to the Third Amended Registration Statement.  Please see pages 16, 29–41, II-6 and II-8 of the enclosed redlined Third Amended Registration Statement.

Mr. Jason Langford
December 9, 2016

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (720) 420-4460.

Sincerely,

/s/ Michael J. Rugen
Michael J. Rugen
Chief Executive Officer

cc:	Kristin L. Lentz, Davis Graham & Stubbs LLP

Enclosure